                                                            OMB APPROVAL
                                                    ----------------------------
                    UNITED STATES                    OMB Number:  3235-0145
           SECURITIES AND EXCHANGE COMMISSION        Expires:  December 31, 1997
                Washington, D.C.  20549              Estimated average burden
                                                     hours per response....14.90
                                                    ----------------------------


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                      (Amendment No.                   )*
                                     -----------------


                         Entourage International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                    Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  293822-10-2
--------------------------------------------------------------------------------
                                (CUSIP Number)

John C. Riemann   32240 Paseo Adelanto, Ste. A. San Juan Capistrano, CA 92675
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    3/3/97
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  SIP NO. 293822-10-2                                     PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John C. Riemann

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
        00 - See Item 3

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
         N/A

 ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER

     NUMBER OF      7     3,217,534

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY
                    8     -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER REPORTING

    REPORTING       9     3,217,534

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH
                   10     -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,217,534

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]



------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.71

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security of issuer.

         Security:  Common Stock

         Name and address of issuer:

             Entourage International Inc.
             32240 Paseo Adelanto Suite A
             San Juan Capistrano, Ca 92675

Item 2.

        a.   Name:  John C. Riemann

        b.   Business address:  32240 Paseo Adelanto, Ste. A
                                San Juan Capistrano, CA. 92675

        c. Convictions: The reporting person has not, within the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        d. Civil proceedings: The reporting person has not, during the last five years been a party to a civil proceeding of a judicial or administrative body of such competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        e.   Citizenship:    United States

Item 3.      Source and amount of funds or other consideration.

             Received pursuant to merger transaction whereby BFS USA Inc. was acquired by issuer.

Item 4.      Purpose of transaction.

             See item 3 above

             Although the reporting person may acquire additional securities of the issuer the reporting person has no present plans or proposals which relate to or would result in any of the transactions or events described in Items 4a or j of Schedule 13D.

Item 5.      Interest in securities of the issuer.

        a.   The reporting person is the beneficial owner of 3,217,534 shares
                                                             ---------
             of common stock, which represents 15.71% of the issued and
                                               ------
             outstanding shares of the issuer.

        b. The reporting person, has the sole power to vote or to direct the vote of 3,217,534 shares of common stock of the issuer; has the
                     ---------
             sole power to dispose of 3,217,534 shares of common stock of the
                                      ---------
             issuer; and does not share the power to dispose or to direct the disposition of any shares of common stock of the issuer.

        c. The issuer issued the stock to the reporting person pursuant to a merger agreement adopted by the issuer on January 30, 1997 under which the reporting person was entitled to 1,637,534 shares of
                                                        ---------
             common stock of the issuer. The transaction was effected in San Juan Capistrano Ca., and the stock was issued through the issuers transfer agent located in Freeport, New York. Certificates have been mailed to the reporting person in San Capistrano, CA. 92675.
                                                    -------------------------

        d. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the common stock of the issuer.

        e.   Not Applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the issuer.

                            None

Item 7.      Material to be filed as exhibits.

                            None

Item 1.  Security of issuer.

         Security:  Common Stock

         Name and address of issuer:

             Entourage International Inc.
             32240 Paseo Adelanto Suite A
             San Juan Capistrano, Ca 92675

Item 2.

        a.   Name:  John C. Riemann

        b.   Business address:  32240 Paseo Adelanto, Ste. A
                                San Juan Capistrano, CA. 92675

        c. Convictions: The reporting person has not, within the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        d. Civil proceedings: The reporting person has not, during the last five years been a party to a civil proceeding of a judicial or administrative body of such competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        e.   Citizenship:    United States

Item 3.      Source and amount of funds or other consideration.

             Received pursuant to merger transaction whereby BFS USA Inc. was acquired by issuer.

Item 4.      Purpose of transaction.

             See item 3 above

             Although the reporting person may acquire additional securities of the issuer the reporting person has no present plans or proposals which relate to or would result in any of the transactions or events described in Items 4a or j of Schedule 13D.

Item 5.      Interest in securities of the issuer.

        a.   The reporting person is the beneficial owner of 3,217,534 shares
                                                             ---------
             of common stock, which represents 15.71% of the issued and
                                               ------
             outstanding shares of the issuer.

        b. The reporting person, has the sole power to vote or to direct the vote of 3,217,534 shares of common stock of the issuer; has the
                     ---------
             sole power to dispose of 3,217,534 shares of common stock of the
                                      ---------
             issuer; and does not share the power to dispose or to direct the disposition of any shares of common stock of the issuer.

        c. The issuer issued the stock to the reporting person pursuant to a merger agreement adopted by the issuer on January 30, 1997 under which the reporting person was entitled to 1,075,000 shares of common stock of the issuer. The transaction was effected in San Juan Capistrano Ca., and the stock was issued through the issuers transfer agent located in Freeport, New York. Certificates have been mailed to the reporting person in San Juna Capistrano CA,
                                                    -----------------------
             94027.
             -----

        d. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the common stock of the issuer.

        e.   Not Applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the issuer.

                            None

Item 7.      Material to be filed as exhibits.

                            None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


  June 30, 1997                                 /s/ JOHN C. RIEMANN
------------------                        ------------------------------------
      Date                                             Signature

                                                    John C. Riemann
                                          ------------------------------------
                                                      Printed Name









     Each of the Reporting Persons certifies only the information regarding himself or herself, as the case may be.

     Page  7 of 7
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